UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
    ☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2021
OR
     ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
L3Harris Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

L3HARRIS RETIREMENT SAVINGS PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2021 and 2020
and for the Year Ended December 31, 2021

L3HARRIS RETIREMENT SAVINGS PLAN
December 31, 2021 and 2020 and for the year ended December 31, 2021
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	12

Exhibit Index:	13

23.1 Consent of Independent Registered Public Accounting Firm

Signature	14

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of the L3Harris Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L3Harris Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2019.

/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 21, 2022

L3HARRIS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
ASSETS
Investments at fair value:
Interest in master trust	$15,551,344,312	$14,365,592,372

Total investments at fair value	15,551,344,312	14,365,592,372

Receivables:
Participant contributions receivable	180,078	200,241
Employer matching contributions receivable	109,156	110,664
Notes receivable from participants	125,405,723	136,090,026

Total receivables	125,694,957	136,400,931

Total assets	15,677,039,269	14,501,993,303
LIABILITIES
Accrued administrative expenses	5,349,096	3,142,947

Total liabilities	5,349,096	3,142,947

Net assets available for benefits	$15,671,690,173	$14,498,850,356

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2021

Additions:
Contributions:
Employer (in-kind benefit)	218,534,269
Participant (other than rollovers)	463,777,666
Participant rollovers	82,965,854

Total contributions	765,277,789
Interest on notes receivable from participants	6,289,741

Total additions	771,567,530

Deductions:
Benefits paid to participants	1,581,191,354
Administrative expenses	7,713,065

Total deductions	1,588,904,419

Plan interest in master trust, net investment income	1,990,176,706
Net change in plan assets available for benefits	1,172,839,817
Net assets available for benefits:
Beginning of year	14,498,850,356

End of year	$15,671,690,173

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2021 and 2020
NOTE 1 — DESCRIPTION OF PLAN
The following description of the L3Harris Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of L3Harris Technologies, Inc. (“L3Harris”) and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the L3Harris Employee Benefits Committee comprised of persons appointed by L3Harris. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
    The Plan is currently maintained pursuant to a January 1, 2021 plan document that has been amended from time to time.
During 2020, the Plan enacted certain provisions of the CARES Act, in connection with the coronavirus disease 2019 (“COVID-19”). These special rules applied only for a limited duration. The rules allowed CARES Act distributions and loan deferments throughout the remainder of 2020. The CARES Act distribution allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to suspend their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments resumed in 2021. Impacted participants also were able to access, from April 20, 2020 through September 22, 2020, up to the lesser of $100,000 and 100% of their accounts for loans other than principal residence loans (as opposed to standard rules that permit access up to the lesser of $50,000 and 50% of their accounts). In addition, minimum required distributions were suspended for 2020, except when there was a participant request and in cases where a participant's first minimum required distribution was for 2019 and was deferred until 2020.
B.     Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. For any eligible employee who has completed one year of service with the Company, the Company matches up to 100% of pre-tax, regular after-tax and designated Roth after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a cash balance benefit under the Company’s defined benefit pension plans) of eligible compensation. Special matching rules apply to certain participants who are subject to a collective bargaining agreement. Company matching contributions generally are made to the Plan in the form of employer stock, except matching contribution generally are made in cash for certain participants who are subject to a collective bargaining agreement. Full-time regular participants who make no election with respect to their contribution percentage generally are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2021, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).
C.    Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.
D.    Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover accounts. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of up to 50% of the vested portion of the participant’s account or $50,000 whichever is lower (as temporarily increased by the CARES Act as described above), within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund. As described above, the CARES Act provided for loan deferments for impacted participants to suspend their 401(k) loan repayments during 2020, with loans being re-amortized, and loan repayments resuming in 2021.
E.     Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
F.    Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is generally 100% vested after three years of service (four years of service for participants who terminated prior to 2020), based on the following schedule.

Years of Service	Participant with one hour of service on or after January 1, 2020 Vesting Percentage	Participant without an hour of service on or after January 1, 2020 Vesting Percentage
Less than 1 year	0%	0%
1 year	25%	25%
2 years	50%	50%
3 years	100%	75%
4 years	—	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon.
A participant also becomes 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon, upon attainment of age 55 while employed or upon his or her termination of employment on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.
In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, plus earnings thereon, and certain others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
G.     Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used, in the order determined by the Plan Administrator, to restore the accounts of recently located missing participants; to restore the accounts of participants whose benefits previously were forfeited and who are reemployed prior to incurring a break in service of five consecutive years; to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; to reduce future contributions to the Plan by the Company; and to pay Plan administrative expenses.

Forfeited amounts included in Plan assets at December 31, 2021 and 2020 were $983,274 and $1,385,190, respectively. For the year ended December 31, 2021, Company contributions to the Plan were reduced by $4,436,322 from forfeited non-vested accounts.
H.     Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
I.     Investment Options — Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the L3Harris Stock Fund) and/or a brokerage window account. The L3Harris Stock Fund is a unitized fund as of December 31, 2021 and 2020. As a unitized fund, the fund’s value is determined by its underlying assets consisting primarily of shares of L3Harris Stock, but also some short-term liquid investments. The fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund as of December 31, 2021 and 2020 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value. A participant may transfer amounts from other investment options into the L3Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the L3Harris Stock Fund. A participant may invest no more than 20% of his or her newly made contributions to the Plan in the L3Harris Stock Fund, except that, a participant generally may elect to invest in the L3Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit. The L3Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that L3Harris is entitled to a deduction for dividends paid on shares held in the L3Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the L3Harris Stock Fund or paid from the Plan in cash to the participant.
The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Interest in Master Trust — Assets of the Plan are maintained in the L3Harris Retirement Savings Plan Master Trust (the “Master Trust”) administered by Northern Trust, as Trustee. The Plan participates in the Master Trust along with the Aviation Communications and Surveillance Systems 401(k) Plan. See Note 6 - Master Trust for further information regarding the Master Trust.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by Northern Trust. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments, through its interest in the Master Trust, are managed by Northern Trust, Trustee of the Plan and therefore these transactions qualify as exempt party-in-interest transactions. Additionally, the Plan’s recordkeeper, Fidelity Workplace Services LLC, also qualifies as an exempt party-in-interest. Fees paid by the Company to Northern Trust for trustee services were $748,914 for the year ended December 31, 2021. Fees paid by the Plan to Fidelity Workplace Services LLC for record keeping services related to the Plan were $2,713,118 for the year ended December 31, 2021.
The Plan’s specific interest in the L3Harris Stock Fund includes 8,382,182 and 9,445,493 shares of L3Harris common stock valued at $1,787,416,485 and $1,785,387,075 as of December 31, 2021 and 2020, respectively. The Plan received aggregate dividends on the stock held within the L3Harris Stock Fund in the amount of $36,251,914 for the year ended December 31, 2021.
NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 20, 2021 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor believes the Plan, as amended, is qualified and the related trust is exempt from taxation.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits of the Plan in progress for any tax periods.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — MASTER TRUST
The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2021 and 2020 are presented in the table below.

	Master Trust Balances		Plan’s interest in Master Trust Balances
	2021	2020	2021	2020
ASSETS
Investments at fair value:
Brokerage window account	461,083,964	341,933,057	459,255,888	340,135,794
L3Harris common stock	1,802,561,008	1,801,876,247	1,787,416,485	1,785,387,075
Common/collective trust fund	11,724,265,224	10,501,310,797	11,683,463,104	10,462,854,140

Total investments at fair value	$13,987,910,196	$12,645,120,101	$13,930,135,477	$12,588,377,009
Investments at contract value:
Synthetic guaranteed investment contracts	$1,643,542,232	$1,792,421,027	$1,637,297,997	$1,785,727,168
Receivables:
Accrued interest and dividends	3,403,563	3,292,762	3,389,618	3,278,254
Due from broker for securities sold	23,539,688	22,850,218	23,443,243	22,749,540

Total receivables	26,943,251	26,142,980	26,943,251	26,027,794

Total assets	$15,658,395,679	$14,463,684,108	$15,594,266,335	$14,400,131,971
LIABILITIES
Due to broker for securities purchased	43,098,603	34,692,454	42,922,023	34,539,599

Total liabilities	43,098,603	34,692,454	42,922,023	34,539,599

Net assets available for benefits	$15,615,297,076	$14,428,991,654	$15,551,344,312	$14,365,592,372

The net investment income of the Master Trust and the Plan’s portion of the net investment income for the year ended December 31, 2021 are presented in the table below.

	Master Trust	Plan’s Portion
Net investment income:
Net appreciation in investments	$1,906,327,601	$1,898,108,773
Interest and dividend income	92,388,429	92,067,933
Net investment income	$1,998,716,030	$1,990,176,706

Net appreciation in the fair value of the investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends of the Master Trust are allocated to the participating plans based upon plan account balances.

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•     Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•     Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•     Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.
The following section describes the valuation methodologies the Trust uses to measure financial assets at fair value.
In general, and where applicable, the Trust uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include common stocks, convertible equity, warrants, and the brokerage window account (which includes interest bearing cash, common stocks and registered investment companies). If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of corporate, government, and municipal bonds, asset backed securities, mortgage backed securities and common stocks as of December 31, 2021 and 2020, respectively. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2021 and 2020, there were no Level 3 assets held by the Plan.
Target date common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, international stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values (NAV) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2021:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$461,083,964	$—	$—	$461,083,964
L3Harris common stock	1,802,561,008	—	—	1,802,561,008
Common collective trust funds
Equities	2,569,024,495	153,146	—	2,569,177,641
Fixed income	—	209,716,525	—	209,716,525

Total assets in the fair value hierarchy	$4,832,669,467	$209,869,670	$—	$5,042,539,137
Investments measured at NAV				$8,945,371,058
Total investments at fair value				$13,987,910,196

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020.

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	341,933,057	—	—	341,933,057
L3Harris Common Stock	1,801,876,247	—	—	1,801,876,247
Common Collective trust funds
Equities	2,279,111,239	—	—	2,279,111,239
Fixed income	—	285,852,095	—	285,852,095

Total Assets in the fair value hierarchy	$4,422,920,543	$285,852,095	$—	$4,708,772,637
Investments measured at NAV				$7,936,347,463
Total Investments at Fair Value				$12,645,120,101

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Plan, through its interest in the Master Trust, held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in the Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Master Trust operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Master Trust’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Master Trust; the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Master Trust at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Master Trust with another trust, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Master Trust; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Master Trust does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Master Trust’s ability to transact at contract value with participants, has occurred or is probable.
If the Master Trust defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Master Trust will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

NOTE 9 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2021	December 31, 2020
Net assets available for benefits per the financial statements	$15,671,690,173	$14,498,850,356
Benefits due to participants	(965,569)	(3,944,734)
Net assets available for benefits per the Form 5500	$15,670,724,604	$14,494,905,622

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2021:

Benefits paid to participants per the financial statements	$1,581,191,354
Add: benefits due but unpaid at December 31, 2021	965,569
Less: benefits due but unpaid at December 31, 2020	(3,944,734)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$1,578,212,189

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2021:

Net change in Plan assets per the financial statements	$1,172,839,817
Less: Benefits due but unpaid at December 31, 2020	(965,569)
Add: Benefits due but unpaid at December 31, 2019	3,944,734

Net income and transfers in per the Form 5500	$1,175,818,982

NOTE 10 - SUBSEQUENT EVENTS
The Plan evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.

SUPPLEMENTAL INFORMATION
L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Interest in Master Trust			$15,551,344,312
	*Participant Loan Assets (4.25% to 10.25%)			125,405,723
	TOTAL			$15,676,750,035
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*    Party-in-interest to the Plan

See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L3Harris Employee Benefits Committee, as Plan Administrator

By:	/s/ Natalie Lee
Natalie Lee, Chair
Date: June 21, 2022